UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X/A

APPOINTMENT OF AGENT FOR SERVICE
OF PROCESS AND UNDERTAKING

A.    Name of issuer or person filing (“Filer”): TELUS CORPORATION

B.    This is [check one]:

☐ an original filing for the Filer.

☒  an amended filing for the Filer.

C.    Identify the filing in conjunction with which this form is being filed:

Name of registrant:	TELUS CORPORATION

Form type:	Annual Report on Form 40-F

File number (if known):	001-15144

Filed by:	TELUS CORPORATION

Date filed (if filed concurrently, so indicate):	February 14, 2019, concurrently herewith

D.    The Filer is incorporated or organized under the laws of British Columbia, Canada and has its principal place of business at:

7th Floor — 510 West Georgia Street

Vancouver, British Columbia  V6B 0M3, Canada

Telephone: (604) 697-8044

E.    The Filer designates and appoints CT Corporation System (the “Agent”), located at:

28 Liberty Street
New York, New York 10005
Telephone:  (212) 590-9200

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a) any investigation or administrative proceeding conducted by the Securities and Exchange Commission (“Commission”); and

(b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any State or of the United States, or of any of its territories or possessions, or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon, such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.             Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date that the Filer has ceased reporting under the Securities Exchange Act of 1934.

The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the Form 40-F in conjunction with which the amendment is being filed.

G.           The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form 40-F, the securities to which the Form 40-F relates; and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, Province of British Columbia, this 14th day of February, 2019.

Filer:  TELUS CORPORATION

By:	/s/ Andrea Wood
	Name:	Andrea Wood
	Title:	Chief Legal and Governance Officer

[Signature Page to Form F-X]

This statement has been signed by the following person in the capacity indicated on February 14th, 2019.

CT CORPORATION SYSTEM
as Agent for Service of Process for
TELUS CORPORATION

By:	/s/ Angel Shearer
	Name:	Angel Shearer
	Title:	Assistant Secretary

[Signature Page to Form F-X]